Exhibit 2.8
Agreement and Plan of Merger
     This Agreement and Plan of Merger (this “Agreement”), dated as of July 6, 2010, is made by and between Energy, Inc., a Montana corporation, and Gas Natural Inc., a wholly-owned Ohio subsidiary of Energy, Inc. (“Gas Natural”).
     WHEREAS, Energy, Inc., as the sole shareholder of Gas Natural, desires to effect a merger of Energy, Inc. with and into Gas Natural (the “Merger”) pursuant to the provisions of the Montana Business Corporation Act (the “MBCA”) and the Ohio General Corporation Law (the “OGCL”); and
     WHEREAS, Energy, Inc. and Gas Natural intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended; and
     WHEREAS, the respective Boards of Directors of Energy, Inc. and Gas Natural have determined that the Merger is desirable and in the best interests of each corporation and that the Merger be consummated in accordance with the terms and subject to the conditions set forth in this Agreement. The sole shareholder and the Board of Directors of Gas Natural have adopted and approved this Agreement. The Board of Directors of Energy, Inc. has adopted and approved this Agreement and directed that it be submitted for approval by the shareholders of Energy, Inc.
     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     Section 1. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the MBCA and the OGCL, at the Effective Time (as defined in Section 6 below), Energy, Inc. shall be merged with and into Gas Natural. Gas Natural shall be the surviving corporation and shall continue its corporate existence under the laws of the State of Ohio. At the Effective Time, the separate corporate existence of Energy, Inc. shall cease. Gas Natural, in its capacity as the corporation surviving in the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”
     Section 2. Effect of the Merger. At the Effective Time, the Merger shall have the effects provided for in this Agreement and in Sections 35-1-817 and 35-1-819 of the MBCA and Section 1701.82 of the OGCL.
     Section 3. Articles of Incorporation and Code of Regulations. The Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation attached as Exhibit A to this Agreement (the “Articles of Incorporation”). The Code of Regulations of the Surviving Corporation shall be the Code of Regulations of Gas Natural attached as Exhibit B to this Agreement (the “Code of Regulations”).
     Section 4. Directors of the Surviving Corporation. At and after the Effective Time, and until changed in the manner provided in the Code of Regulations or the Articles of Incorporation

of the Surviving Corporation or as otherwise provided by law, the number of directors of the Surviving Corporation shall be the same number of directors of Energy, Inc. in effect immediately prior to the Effective Time. At the Effective Time, each person who is a director of Energy, Inc. immediately prior to the Effective Time shall be a director of the Surviving Corporation. Each such person shall serve as a director of the Surviving Corporation for the balance of the term for which such person was elected a director of Energy, Inc. and until his or her successor is duly elected and qualified in the manner provided in the Code of Regulations or the Articles of Incorporation of the Surviving Corporation or as otherwise provided by law or until his or her earlier death, resignation or removal in the manner provided in the Code of Regulations or the Articles of Incorporation of the Surviving Corporation or as otherwise provided by law.
     Section 5. Officers of the Surviving Corporation. At the Effective Time, each person who is an officer of Energy, Inc. immediately prior to the Effective Time shall be an officer of the Surviving Corporation in accordance with the Code of Regulations of the Surviving Corporation holding the same office as such person held in Energy, Inc. immediately prior to the Effective Time.
     Section 6. Effective Time. The Merger shall become effective: (a) at the time of filing of the Articles of Merger with the Montana Secretary of State and the Certificate of Merger with the Ohio Secretary of State, or (b) at such later time as the parties shall have agreed upon and designated in the Articles of Merger and Certificate of Merger as the effective time of the Merger (the “Effective Time”).
     Section 7. Cancellation and Conversion of Shares. At the Effective Time, each common share, par value $0.15 per share, of Gas Natural issued and outstanding immediately prior to the Effective Time (the “Gas Natural Shares”) shall, by virtue of the Merger and without any action on the part of the holder of the Gas Natural Shares, be cancelled. Further, by virtue of the Merger and without any action on the part of the holders of the shares of Common Stock, par value $0.15 per share, of Energy, Inc. (the “Energy, Inc. Shares”), each Energy, Inc. Share issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable common share, par value $0.15 per share, of the Surviving Corporation (the “Surviving Corporation Shares”), and each fractional Energy, Inc. Share shall be converted into such fractional Surviving Corporation Share, which such Surviving Corporation Shares shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.
     Section 8. Effect of Conversion. At and after the Effective Time, each share certificate which, immediately prior to the Effective Time, represented outstanding Energy, Inc. Shares (an “Energy, Inc. Certificate”) shall be deemed for all purposes to evidence ownership of, and to represent, the number of Surviving Corporation Shares into which the Energy, Inc. Shares represented by such Energy, Inc. Certificate immediately prior to the Effective Time have been converted pursuant to Section 7 of this Agreement. The registered owner of any Energy, Inc. Certificate outstanding immediately prior to the Effective Time, as such owner appears in the books and records of Energy, Inc. or its transfer agent immediately prior to the Effective Time, shall, until such Energy, Inc. Certificate is surrendered for transfer or exchange, have and be entitled to exercise any voting and other rights with respect to and to receive any dividends or other distributions on the Surviving Corporation Shares into which the Energy, Inc. Shares represented by any such Energy, Inc. Certificate have been converted pursuant to Section 7 of this Agreement.
     Section 9. Exchange of Certificates. Each holder of an Energy, Inc. Certificate may, but shall not be required to, surrender such Energy, Inc. Certificate to the Surviving Corporation or its transfer agent for cancellation after the Effective Time, and upon such surrender, shall be entitled to receive from the Surviving Corporation or its transfer agent a certificate (a “Surviving Corporation Certificate”) representing the number of Surviving Corporation Shares into which the Energy, Inc. Shares represented by such Energy, Inc. Certificate have been converted pursuant to Section 7 of this Agreement. If any such Surviving Corporation Certificate is to be issued in a name other than that in which the Energy, Inc. Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Energy, Inc. Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall either pay any transfer or other taxes required by reason of the issuance of the Surviving Corporation Certificate in a name other than that of the registered holder of the Energy, Inc. Certificate surrendered or establish to the satisfaction of the Surviving Corporation or its transfer agent that such tax has been paid or is not applicable.
     Section 10. Stock Plans and Option Agreements.
          (a) Continuation. As of the Effective Time, the Surviving Corporation shall automatically assume the Stock Plans (as defined in Section 10(b) of this Agreement) and all liabilities of Energy, Inc. under the Stock Plans and Option Agreements (as defined in Section 10(c) of this Agreement), including the outstanding options granted or awarded pursuant thereto. Each option to purchase Energy, Inc. Shares granted under an Option Agreement that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of any such option, be converted into and become an option to purchase the same number of Surviving Corporation Shares as the number of Energy, Inc. Shares that were subject to such option immediately prior to the Effective Time at the same option price per share and upon the same terms and subject to the same conditions as are in effect at the Effective Time. The Surviving Corporation shall reserve for purposes of the 2002 Stock Option Plan a number of Surviving Corporation Shares equal to the number of Energy, Inc. Shares reserved by Energy, Inc. for issuance under the Stock Plans as of the Effective Time.
          (b) “Stock Plans” Defined. For the purposes of this Agreement, “Stock Plans” means:
(i)	the 2002 Stock Option Plan;

(ii)	the Energy, Inc. Employee Stock Ownership Plan Trust Agreement;

(iii)	Energy, Inc.’s 401(k) Defined Contribution Plan;

(iv)	Energy, Inc.’s Dividend Reinvestment Plan;

(v)	the Energy, Inc. Senior Management Incentive Plan; and

(vi)	the Amended and Restated Energy, Inc., Incorporated Deferred Compensation Plan for Directors.
          (c) “Option Agreements” Defined. For the purposes of this Agreement, “Option Agreements” means each stock option agreement and/or similar agreement entered into pursuant to the 2002 Stock Option Plan and each outstanding option granted thereunder.
     Section 11. Approvals. The obligations of the parties to consummate the Merger shall be subject to the following approvals occurring prior to the Effective Time:
          (a) approval by the shareholders of Energy, Inc. at the 2010 Annual Meeting of shareholders; and
          (b) approval by any and all utility commissions, public service commissions or other state or federal regulatory agencies whose prior approval is required by applicable law.
     Section 12. Dissenters’ Rights. Shareholders of Energy, Inc. who dissent from the Merger pursuant to Sections 35-1-826 through 35-1-839 of the MBCA may be entitled, if they comply with the provisions of the MBCA regarding the rights of dissenting shareholders, to be paid the fair value of their Energy, Inc. Shares if the Merger is effectuated.
     Section 13. Filing of Merger Documents. Prior to the Effective Time, Gas Natural shall file a certificate of merger with the Ohio Secretary of State and Energy, Inc. shall file articles of merger with the Montana Secretary of State.
     Section 14. Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, title to and possession of any property or right of Energy, Inc. acquired or to be acquired by reason of, or as a result of, the Merger, or to otherwise to carry out the purposes of this Agreement, then:
          (a) Energy, Inc. and its proper officers and directors shall be deemed to have granted hereby to the Surviving Corporation an irrevocable limited power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary and proper to vest, perfect or confirm title to and the possession of such property or other rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and
          (b) the proper officers and directors of the Surviving Corporation are hereby fully authorized in the name of Energy, Inc. to take any and all such action.
     Section 15. Amendment. Subject to applicable law, this Agreement may be amended, modified or supplemented by written agreement of Energy, Inc. and Gas Natural, after authorization of such action by their respective Boards of Directors, at any time prior to the Effective Time, except that after the approval contemplated by Section 11(a) of this Agreement, no amendment shall alter or change:

          (a) the amount or kind of shares to be received in the Merger by the holders of shares of either Energy, Inc. or Gas Natural;
          (b) any term of the Articles of Incorporation or the Code of Regulations of Gas Natural; or
          (c) any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of shares of either Energy, Inc. or Gas Natural.
     Section 16. Abandonment. At any time prior to the Effective Time, the Board of Directors of either Energy, Inc. or Gas Natural, or both, may terminate this Agreement notwithstanding approval of this Agreement by the sole shareholder of Gas Natural or the shareholders of Energy, Inc. (or both such approvals).
     Section 17. Miscellaneous.
          (a) Counterparts. This Agreement may be executed in any number of counterparts, including by facsimile or electronic signature included in an Adobe PDF file, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart.
          (b) Captions. The captions contained in this Agreement are for convenience of reference only, do not form a substantive part of this Agreement and shall not restrict or enlarge any substantive provision of this Agreement.
          (c) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws, and not the conflicts laws, of the State of Ohio.
          (d) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.
          (e) Other Instruments. The parties hereto agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.
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     IN WITNESS WHEREOF, this Agreement has been duly executed by each of the parties hereto as of the day and year first set forth above.

ENERGY, INC.

/s/ Thomas J. Smith
By: Thomas J. Smith
Its: Chief Financial Officer

GAS NATURAL INC.

/s/ Thomas J. Smith
By: Thomas J. Smith
Its: Chief Financial Officer